[LATHAM & WATKINS LLP LETTERHEAD]

January 21, 2005

Via EDGAR and Messenger

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Elaine Wolff Michael McTiernan Rachel Zablow Donna DiSilvio
	Re:	FTD Group, Inc. Registration Statement on Form S-1 initially filed November 23, 2004, as amended by Amendment No. 1 to Form S-1, filed on January 7, 2005 Registration No. 333-120723

Ladies and Gentlemen:

        In connection with the proposed public offering of its common stock, FTD Group, Inc. has electronically filed with the Securities and Exchange Commission Amendment No. 2 to the above-referenced Registration Statement.

        The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff of the Commission set forth in its comment letter dated January 19, 2005, as well as other updates.

        Set forth below are FTD's responses to the comments made in the comment letter. For your convenience, we have provided each of the numbered comments (in italics) followed by the response. We have also enclosed with the paper copy of this letter a copy of Amendment No. 2 (including a copy marked to show changes from the original filing of the Registration Statement).

General

1.
We note your disclosure that affiliates of Leonard Green & Partners will purchase common stock sold in this offering. Please supplementally provide us with any agreements entered into with respect to your sale of shares to these affiliates of Leonard Green & Partners.

        Forms of a Preferred Stock Purchase and Sale Agreement, between FTD and Green Equity Investors IV, L.P., and a Preferred Stock Purchase Agreement between FTD and FTD Co-Investment, LLC, which include covenants by the affiliates of Leonard Green & Partners, L.P. to purchase the common stock of FTD at the public offering price, have been filed as Exhibits 10.22 and 10.23 to Amendment No. 2 to the Registration Statement. Supplemental courtesy copies of each agreement are attached as Exhibit A enclosed with the paper copy of this letter. We intend to enter into the agreements immediately prior to the consummation of the offering.

Prospectus Summary

2.
Please include in the summary a section that discloses all the benefits to be received by your affiliates, including Leonard Green & Partners and its affiliates, in connection with this offering. Please include the redemption of shares held by Leonard Green & Partners and its affiliates, prepayment fees to be paid in connection with these redemptions and fees paid in connection with the termination of the management agreement.

        FTD has added the additional requested disclosure to the prospectus.

3.
We note your response to prior comment 7. Please avoid compounding your growth rates, especially over only a two-year period, as this will smooth actual annual results.

        FTD has revised the language of the prospectus to disclose compound annual growth rates over a five-year period.

4.
Please move the summary risk factors so that they immediately follow "Competitive Strengths."

        FTD has moved the summary risk factors as requested.

5.
We note your disclosure regarding the 2004 merger in the summary and elsewhere in the prospectus. Please revise the disclosure to describe the terms of the transaction in more detail. For example, please disclose the aggregate consideration paid to the prior shareholders, the debt incurred by FTD Group, Inc. to finance the buyout, the shares issued to Leonard Green & Partners in the buyout and the corresponding equity contributed for each such class of shares. Please retain your disclosure regarding the merger consideration received by your current executive officers.

        FTD has added the additional requested disclosure to the prospectus.

6.
Please revise the summary risk factors and the risk factor section to quantify the amount of your accumulated deficit. In this connection we note from your response to comment 7 that you have included disclosure on page 6 regarding your cumulative deficit, however, we are unable to locate such disclosure.

        FTD has revised the language of the prospectus as requested.

7.
Please revise to quantify the amount of your debt in your last bullet point summary risk factor.

        FTD has revised the language of the prospectus as requested.

Use of Proceeds

8.
Please add more detail regarding the uses of the proceeds pending redemption of the notes.

        FTD has added the additional requested disclosure to the prospectus.

9.
Please disclose which indebtedness you intend to repay with the proceeds of the overallotment option, if any.

        FTD has added the additional requested disclosure to the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

10.
Please include in your overview a discussion of your financing strategy, including the current difficulties created by your interest obligations, the impact of the proposed offering on your capitalization and your plans, if any, to further reduce your indebtedness.

        FTD has included the additional requested disclosure in the prospectus.

  Liquidity and Capital Resources

11.
Refer to your table of key cash flow information on page 54. We note your presentation of non-GAAP financial data. Revise your disclosure pursuant to item 10(e) of Regulation S-K or remove the non-GAAP financial data from your filing.

        FTD has removed the non-GAAP financial data from the table of key cash flow information.

  Related Party Transactions

12.
Please conform your disclosure regarding the 2004 merger to changes made in the prospectus summary in response to comment 1.

        FTD has conformed the language of the prospectus as requested.

Management

  Status as a Controlled Company

13.
We refer to the Principal Stockholders table on page 87. Based on the table it appears that you will not be a "controlled company." Consequently, please disclose how and when you intend to comply with the various NYSE requirements regarding the composition of your board and board committees. Please disclose which of your current directors you consider to be "independent" for these purposes and when you expect to appoint additional directors, if any. Please also disclose, when known, which directors will serve on your audit, compensation and nominating committees.

        FTD has added the additional requested disclosure to the prospectus.

Certain Relationships and Related Party Transactions

14.
Please include a summary of benefits received by Mr. Soenen in connection with the 2004 merger, his subsequent resignation and his rehiring.

        FTD has included the additional requested disclosure in the prospectus.

  2004 Merger

15.
Please conform your disclosure regarding the 2004 merger to changes made in the prospectus summary in response to comment 1.

        FTD has conformed the language of the prospectus as requested.

  Agreements Related to the 2004 Merger

16.
Please disclose the number of shares purchased from Mr. Norton, Ms. Hofferberth and Ms. Wolfe.

        FTD has added the additional requested disclosure to the prospectus.

17.
Please disclose the price per share paid by Mr. Soenen and Ms. Wolfe in their September 30, 2004 share acquisition. Please disclose how you determined the value of the shares issued in connection with this sale.

        FTD has added the additional requested disclosure to the prospectus.

Share Eligible for Future Sale

18.
Please disclose which shareholders will not be subject to the lock-up agreements and the number of shares they hold.

        FTD has added the additional requested disclosure to the prospectus.

Underwriting

19.
Please clarify that the discount and commission table does not include shares to be sold to affiliates of Leonard Green & Partners, L.P.

        FTD has clarified the language of the prospectus as requested.

20.
Please disclose that certain of your shareholders have also agreed to the lock-up.

        FTD has added the additional requested disclosure to the prospectus.

21.
We note your disclosure regarding services performed by Goldman, Sachs & Co. in the 2004 merger. Please disclose all material prior relationships between the managing underwriters and you and your affiliates.

        As we have disclosed in the prospectus, Goldman, Sachs & Co. acted as financial advisor to FTD, Inc. in connection with the 2004 merger. We are not aware of any other material prior relationships between the managing underwriters and FTD and its subsidiaries. In addition, the managing underwriters have provided financial advisory and investment banking services to affiliates of Leonard Green & Partners, L.P., including other companies which are controlled by Leonard Green & Partners, L.P. We have disclosed the investment of an affiliate of Citigroup World Markets Inc. in Green Equity Investors IV, L.P., which owns a majority of FTD's common stock and the preferred stock to be repurchased with the proceeds of the offering. We do not believe that any of the other financial advisory and investment banking services that the managing underwriters have provided to Leonard Green & Partners, L.P. and its other affiliates, other than FTD, would be material to an investor in the offering. We will update our response to the Staff and the disclosure in the prospectus, if we become aware of any additional relationships between the managing underwriters and FTD and its affiliates that would be material to an investor in the offering.

Legal Opinion

22.
We note that your counsel has assumed that certain proceedings regarding the authorization of the shares will have been completed. Please direct counsel to remove this assumption from the opinion as they should review the necessary corporate resolutions authorizing the issuance of the shares. If these resolutions will not be made available to counsel prior to effectiveness, please advise us why.

        Latham & Watkins LLP's opinion as to the validity of the common stock must be filed as an exhibit to the Registration Statement prior to the effectiveness of the Registration Statement. Key elements of the validity opinion will not occur until after the effectiveness of the registration statement, including (a) the execution and delivery of the underwriting agreement, (b) corporate resolutions approving the final number of shares to be issued, price per share and underwriting discount and (c) issuance of stock certificates. Accordingly, Latham & Watkins LLP is unable to remove the assumption from the opinion that certain proceedings regarding the authorization, issuance and sale of the shares will occur as contemplated.

23.
We note the reference to Delaware General Corporation Law. Please have counsel revise the opinion to reflect, or supplementally confirm, that it concurs with our understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. If counsel chooses to supplementally confirm, please file counsel's supplemental confirmation as correspondence on the EDGAR system.

        Latham & Watkins LLP, counsel to FTD, confirms the SEC's understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Consolidated Financial Statements

24.
Reference is made to the audit report and consent of Ernst & Young LLP to be signed upon completion of the reverse common stock split described in the "Reverse Common Stock" section of

  Note 1 to the consolidated financial statements. Please provide a pre-effective amendment to the registration statement with the preface removed and the accountant's report and consent signed.

        Prior to requesting effectiveness of the Registration Statement, FTD will file an amendment with the preface removed and the accountant's report and consent signed.

        If you have any questions with respect to this letter and the enclosed documents, or if you require additional information, please contact the undersigned at (213) 891-8680 or Greg Rodgers at (213) 891-8560.

Very truly yours,

/s/ JAMES P. BEAUBIEN James P. Beaubien of LATHAM & WATKINS LLP

Enclosures

cc:
Carrie Wolfe
Jon Burney
Howard Sobel
Gregory P. Rodgers
Casey Fleck

Exhibit A

Form of Stock Purchase and Sale Agreements

(Enclosed with Paper Copy)